UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2024	Commission File Number: 1-14678

 CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

CIBC Square, 81 Bay Street

Toronto, Ontario

Canada M5J 0E7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

The information contained in this Form 6-K is incorporated by reference into the Registration Statements on Form S-8 File Nos. 333-130283, 333-09874 and 333-218913 and Form F-3 File Nos. 333-219550, 333-220284, 333-272447 and 333-273505.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: August 8, 2024	By:	/s/ Geoff Dillon
	Name:	Geoff Dillon
	Title:	Vice-President

Exhibits

Exhibits	Description
99.1	News Release Dated August 8, 2024 - François Poirier Appointed to CIBC’s Board of Directors